December 16, 2025

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Actelis Networks, Inc.
Registration Statement on Form S-1 (Registration No. 333-292119) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (the “Placement Agent”), acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-292119) (the “Registration Statement”), hereby concurs in the request by Actelis Networks, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Wednesday, December 17, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. The Placement Agent affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer